UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC File Number: 000-12627
CUSIP Number: 378989206

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form: Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I— REGISTRANT INFORMATION
Global Clean Energy Holdings, Inc.
Full name of Registrant

Former name if Applicable

6451 Rosedale Hwy
Address of Principal Executive Office (Street and Number)

Bakersfield, California 93308
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III —NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Global Clean Energy Holdings, Inc. (the “Registrant”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense primarily as a result of complexities arising from our debt extinguishment accounting related to Amendment No. 16 to our Senior Credit Agreement dated June 25, 2024. As a result, the Registrant requires additional time for compilation and review of certain information required to be included in the Form 10-Q to ensure adequate disclosure. The Registrant expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Registrant’s current expectations and beliefs concerning future developments and their potential effect on the Registrant. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that are anticipated. The Registrant’s forward-looking statements involve significant risks and uncertainties (some of which are beyond the Registrant’s control) and assumptions that could cause actual results to differ materially from historical experience and present expectations or projections. These risks and uncertainties include, but are not limited to, the Registrant’s ability to file timely its periodic reports, the impact on the Registrant’s business and financial condition, and the risks identified in the Registrant’s periodic filings under the Exchange Act. Should one of these risks or uncertainties materialize, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, intended, or planned. The Registrant disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Wade Adkins	(661)	742-4600
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Global Clean Energy Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2024	By	/s/ Wade Adkins
Wade Adkins Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).